Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010		2009	2008

Pre-Tax Income from Continuing Operations	$27,948	$153,219	$191,803	$21,990		$198,403	$126,181
Fixed Charges	35,188	136,111	134,110	138,712		143,410	156,844
Adjusted Earnings	$63,136	$289,330	$325,913	$160,702		$341,813	$283,025

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$35,188	$136,111	$134,110	$138,712		$143,410	$156,844
Preferred distributions	8,097	40,145	29,880	29,880		29,880	29,880

Combined Fixed Charges and Preferred distributions	$43,285	$176,256	$163,990	$168,592		$173,290	$186,724

Ratio of Earnings to Fixed Charges and Preferred distributions	1.46x	1.64x	1.99x	0.95x	(1)	1.97x	1.52x

(1)   The deficiency for this period was approximately $7,890.